Julie Robinson +1 858 550 6092 ROBINSONJM@cooley.com	VIA EDGAR AND FEDEX

June 18, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Jones
Heather Percival

Re:	Aethlon Medical, Inc.

Registration Statement on Form S-3

Filed May 10, 2019

File No. 333-231397

Ladies and Gentlemen:

On behalf of Aethlon Medical, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated June 6, 2019, regarding the Company’s Registration Statement on Form S-3, filed on May 10, 2019 (the “Registration Statement”). We are also electronically submitting Amendment No. 1 to the Registration Statement (the “Amended S-3”), which has been amended in response to the Staff’s comments.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-3, filed May 10, 2019

Cover Page

1.	Please provide the disclosures required by Instruction 7 to Form S-3 General Instruction I.B.6.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended S-3 accordingly.

Risk Factors, page 4

2.	Please include a risk factor to highlight the risk mentioned in Item 3.01 of your Form 8-K filed on May 8, 2019.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the risk factors on page 4 of the Amended S-3 accordingly.

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

June 18, 2019

Incorporation of Certain Information by Reference, page 48

3.	We note that you filed a Form 8-K on May 8, 2019. Please ensure that you specifically incorporate this filing by reference into your registration statement. When amending your Form S-3, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act “after the date of the registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 48 of the Amended S-3 accordingly. Additionally, the Company respectfully points the Staff to the Company’s current disclosure on page 48 of the Amended S-3, which similarly states the Staff’s suggested language as follows:

“We also incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items and other portions of documents that are furnished, but not filed, pursuant to applicable rules promulgated by the SEC) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement, and (ii) after the effectiveness of the registration statement but prior to the termination of the offering of the common stock covered by this prospectus…”

Exhibits

4.	Please have counsel provide an opinion as to the legality of the debt securities, warrants, and units as required by Item 601(b)(5) of Regulation S-K. In this regard, we note that counsel has only opined that the securities will be duly authorized. For guidance, refer to Section II.B.1 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: The Company acknowledges the Staff’s comment and notes that counsel has filed a legal opinion with the Amended S-3 under exhibit 5.2 to address the legality of the debt securities and warrants as required by Item 601(b)(5) of Regulation S-K.

5.	Please have counsel file a legal opinion that does not exclude or "carve out" relevant law, including relevant contract law. In this regard, we note that counsel has limited its legal opinion to the "general corporate" laws of the State of Nevada and that you have not yet specified the relevant governing jurisdiction pursuant to section 14.04 of the Form of Indenture filed as exhibit 4.4.

Response: The Company acknowledges the Staff’s comment and notes that counsel has filed a legal opinion with the Amended S-3 under exhibit 5.2 to address the legality of the debt securities and warrants under the State of New York. The Company also respectfully directs the Staff’s attention to the forms of warrant and indenture as filed with the Amended S-3 under exhibits 4.4, 4.7 and 4.8.

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June 18, 2019

The Company respectfully requests the Staff’s assistance in completing the review of the Amended S-3 as soon as possible. Please contact me at (858) 550-6092 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Julie Robinson, Esq.

Julie Robinson, Esq.

cc:	Timothy C. Rodell, MD, FCCP., Aethlon Medical, Inc.
James B. Frakes, Aethlon Medical, Inc.
Seth Skolnik, Esq., Cooley LLP

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